[SRZ Letterhead]






 Writer's Direct Number                                  Writer's E-mail Address
(212) 756-2131                                             george.silfen@srz.com


                                 June 17, 2010




VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549-0505
Attention:  John Grzeskiewicz

         Re: Old Mutual Absolute Return Institutional Fund, L.L.C. Registration Statement on Form N-2 (File Nos. 333-165527 and 811-21998)


          On behalf of Old Mutual Absolute Return Institutional Fund, L.L.C. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 (the "Registration Statement").

          This Registration Statement is being filed for the sole purpose of updating certain financial and other information contained therein. The Registration Statement is substantially similar to Post-Effective Amendment No. 4 to the Fund's Registration Statement (File No. 333-139654), which was declared effective by the Commission on July 29, 2009. Accordingly, we respectfully request expedited review of the Registration Statement by the staff of the Commission as to allow the effectiveness of the Registration Statement on or about July 12, 2010.

          If you  have  any  questions  or  comments,  please  call me at  (212)
756-2131.

                                           Very truly yours,

                                           /s/ George M. Silfen, Esq.
                                           --------------------------
                                           George M. Silfen, Esq.